Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number +1-617-778-9001	E-mail Address kenneth.burdon@stblaw.com

VIA EDGAR

July 29, 2024

Re:	SkyBridge Multi-Adviser Hedge Fund Portfolios LLC
Securities Act File No. 333-265264, Investment Company Act File No. 811-21190

Ms. Lisa Larkin

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Larkin:

On behalf of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”), we hereby transmit for filing the Company’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) to Kenneth E. Burdon and Erin M. Randall of Simpson Thacher & Bartlett LLP, counsel for the Company, regarding the Company’s Registration Statement on Form N-2 (the “Registration Statement”) filed with the Commission on May 30, 2024. To assist your review, the Staff’s comments are italicized below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Company. The Company’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement. Where the Company has revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

Comments Related to Crypto Assets

Comment 1	Disclosure on page 1 states, “The Investment Funds in which the Company invests, whether hedged or not, are often described as ‘hedge funds’ and may provide exposure to one or more instruments, including, but not limited to, equities, debt, structured products, cryptocurrencies and other digital assets, derivatives, real estate and other alternative assets.” In the disclosure, please clarify the meaning of “other digital assets” and “other alternative assets.”

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO

Ms. Lisa Larkin	July 29, 2024

Response 1	The Company has revised the disclosure as follows:

The Investment Funds in which the Company invests, whether hedged or not, are often described as ‘hedge funds’ and may provide exposure to one or more instruments, including, but not limited to, equities, debt, structured products, ~~cryptocurrencies and other~~ digital assets such as crypto assets, stablecoins and non-fungible tokens, derivatives, real estate and other alternative assets such as private equity, credit and infrastructure.

Comment 2	The Staff notes that the disclosure references “cryptocurrencies” throughout. Please clarify in the disclosure that although crypto assets have been called cryptocurrencies, they are not widely accepted as a means of payment. Also, please generally use the term “crypto asset” or “digital asset” when referring to these assets.

Response 2	The Company has added the requested disclosure. Further, the Company has revised disclosure throughout to remove all but one reference to “cryptocurrency” and “cryptocurrencies.” The Company has maintained one reference to “cryptocurrencies” in the second sentence under “Investment Related Risks – Digital Assets” when explaining the various terms commonly used to refer to digital assets. Please also see Appendix B for a reproduction of all of the revised disclosure under “Investment Related Risks – Digital Assets.”

Comment 3	Disclosure on page 2 states, “The Company also seeks exposure to digital assets (as defined herein) by investing in Investment Funds, derivatives or vehicles that provide exposure to digital assets.” Please define “digital assets” here at first use or add a cross-reference to the page number or section heading.

Response 3	The Company hereby confirms that the requested change has been made.

Comment 4	Disclosure on page 3 states, “The Adviser and its personnel use a wide range of resources, including its well-established alternative investments network, to identify attractive Investment Funds, direct investments and promising investment strategies for consideration.” Please confirm supplementally whether “direct investments” includes any digital assets. If not, please add disclosure clarifying that the Company does not invest directly in digital assets.

Ms. Lisa Larkin	July 29, 2024

Response 4	The Company hereby confirms that “direct investments” does not include digital assets. The Company has added the requested disclosure and revised the disclosure under the section “Investment Program – Investment Strategies – Cryptocurrency and Digital Assets,” which it has renamed to “Investment Program – Investment Strategies – Digital Assets,” as follows; please also see Appendix A for a reproduction of all of the revised disclosure under “Investment Program – Investment Strategies – Digital Assets”:

~~The Company and~~ Investment Funds may hold long and short positions in digital assets.

Comment 5	Disclosure on page 23 states, “Investments by the Company and/or Investment Funds may also be made in companies providing technologies related to digital assets or other emerging technologies.” Please add disclosure explaining the meaning of “related” to digital assets.

Response 5	The Company has revised the disclosure as follows:

Investments by the Company and/or Investment Funds may also be made in companies providing technologies related to digital assets, including digital asset miners, payment technologies, digital security or crypto trading platforms, or other emerging technologies.

Comment 6(a)	Disclosure on page 29 includes a description of “Cryptocurrency and Digital Assets” as part of the Company’s investment strategy. Please provide risk disclosure explaining that Investment Funds providing exposure to a particular digital asset may be determined to be operating as unregistered investment companies to the extent that the crypto assets in which they invest are determined to be offered and sold as investment contracts, and thus as securities. Please also disclose that companies engaging in crypto asset-related activities in which the Company may invest may be determined to be engaging in unregistered activities under the federal securities laws to the extent that the crypto assets with which they engage are determined to be offered and sold as investment contracts, and thus as securities.

Response 6(a)	The Company has revised the disclosure under “Investment Related Risks – Digital Assets” as follows; please also see Appendix B for a reproduction of all of the revised disclosure under “Investment Related Risks – Digital Assets”:

In addition, the regulatory landscape for digital assets is undefined and rapidly developing. Regulation of digital assets can vary significantly among non-U.S. or U.S. federal, state and local jurisdictions and is subject to significant uncertainty. Federal, state or foreign governments may restrict the use and exchange of digital assets at any time, and regulators in the U.S. and other jurisdictions have taken enforcement

Ms. Lisa Larkin	July 29, 2024

actions against, and continue to scrutinize, various digital asset participants and practices. To the extent the digital assets to which a portfolio company provides exposure are determined to be offered and sold as investment contracts, and thus as securities, certain portfolio companies may be determined to be engaging in unregistered activities and operating as unregistered investment companies, unregistered securities exchanges, or unregistered broker-dealers. In such a scenario, certain portfolio companies could become subject to additional regulatory requirements, including registration under the Investment Company Act or the Securities Exchange Act. Changes in the market or regulatory landscape could limit the ability of Investment Funds to pursue investment strategies in digital assets, or cause digital assets to lose significant, or all, of their value. Further, companies with exposure to digital assets or technologies may operate in highly regulated industries, resulting in higher regulatory scrutiny and risk of regulatory action.

The Company has also added a cross reference to the Digital Assets risk as the last sentence under the section “Investment Program – Investment Strategies – Cryptocurrency and Digital Assets,” which it has renamed to “Investment Program – Investment Strategies – Digital Assets”; please also see Appendix A for a reproduction of all of the revised disclosure under “Investment Program – Investment Strategies – Digital Assets.”

Comment 6(b)	Please do not refer to the markets on which crypto assets trade as exchanges, as these entities often are not registered as national securities exchanges under Section 6 of the Securities Exchange Act. Please refer to them as crypto asset trading platforms or use another similar term that does not suggest that they are such a registered exchange.

Response 6(b)	The Company has revised the disclosure referring to the markets on which crypto assets trade from “exchanges” to “trading platforms.”

Comment 7	To the extent the Company may have significant exposure to a particular crypto asset which is bitcoin or ether, please specifically describe the asset and its associated blockchain, including the applications and use cases that they have been designed to support. Please provide disclosure explaining the differences between crypto assets and their respective blockchains, which are not uniform in terms of their features, use cases and performance. In this regard, because bitcoin and ether and the bitcoin and ethereum blockchains are cited in the disclosure, please consider describing how those blockchains, and ether and bitcoin, differ from one another in terms of intended applications and use cases, among other things. Finally, please explain that despite these differences, the price movements of ether and bitcoin generally have been highly correlated and that ether has generally been more volatile and thus tends to rise more than bitcoin on days that bitcoin rises and to fall more than bitcoin on the days that bitcoin falls.

Ms. Lisa Larkin	July 29, 2024

Response 7	The Company has added the following disclosure after the first paragraph under the section “Investment Related Risks – Digital Assets”; please also see Appendix B for a reproduction of all of the revised disclosure under “Investment Related Risks – Digital Assets”:

Bitcoin is the native token on the bitcoin network. As with other crypto assets, bitcoin and the bitcoin blockchain have been designed to support a number of applications and use cases. For bitcoin, these include serving as a medium of exchange (e.g., digital cash) and as a durable store of value (e.g., digital gold). The bitcoin network’s uses and capabilities are narrower when compared to the ethereum network, which facilitates smart contracts and the issuance of other non-native tokens.

Ether is the native token on the ethereum network, but users may create additional tokens, the ownership of which is recorded on the ethereum network. As with other crypto assets, ether and the ethereum blockchain have been designed to support a number of applications and use cases. For ether, these include: serving as a medium or exchange and a durable store of value, facilitating the use of smart contracts and decentralized products and platforms, permitting the issuance and exchange of non-native tokens (including non-fungible tokens and asset-backed tokens) and supporting various “layer 2” projects (as discussed below). Compared to the bitcoin network, which is solely intended to record the ownership of bitcoin, the intended uses of the ethereum network are broader.

During certain periods, the spot price movements of ether and bitcoin generally have been correlated, and during such periods, the spot prices of ether have generally been more volatile than the spot prices of bitcoin (i.e., rising more than the spot prices of bitcoin on days that the spot prices of bitcoin rise and falling more than bitcoin on days that the spot prices of bitcoin fall). During other periods, this correlation and relative volatility has not historically been observed. There is no guarantee that any of these trends will continue or that the prices of ether or bitcoin will be dependent upon, or otherwise related to, each other or that the relative volatility of spot bitcoin and spot ether will continue. Moreover, such correlation and relative volatility may not be observed depending upon the chosen historical measurement period.

Ms. Lisa Larkin	July 29, 2024

Comment 8	The Staff notes that “Bitcoin” is capitalized sometimes in the disclosure. When referring to the native crypto asset of the bitcoin blockchain, please use a lowercase “b.”

Response 8	The Company has revised the disclosure accordingly.

Comment 9(a)	The Staff references the disclosure under “Investment Related Risks – Digital Assets” on page 48. Please disclose that the value of crypto assets has been and may continue to be substantially dependent on speculation such that trading and investing in crypto assets generally may not be based on fundamental analysis.

Response 9(a)	The Company has revised the disclosure under “Investment Related Risks – Digital Assets” as follows; please also see Appendix B for a reproduction of all of the revised disclosure under “Investment Related Risks – Digital Assets”:

The values of digital assets may not~~should not be expected to~~ be connected or correlated to traditional economic or market forces, and the value of the investments of Investment Funds in digital assets could decline rapidly, including to zero. Trading and investing in digital assets or assets linked to digital assets may be speculative and may generally not be based on fundamental investment analysis.

Comment 9(b)	Please also discuss the exposure of crypto assets to instability in other speculated parts of the blockchain/crypto industry such that an event is not necessarily related to the security or utility of a particular blockchain and nonetheless precipitates a significant decline in the price of crypto assets. Please disclose the risks related to the fragmentation and lack of regulatory compliance of spot markets for crypto assets.

Response 9(b)	The Company has revised the disclosure under “Investment Related Risks – Digital Assets” as follows; please also see Appendix B for a reproduction of all of the revised disclosure under “Investment Related Risks – Digital Assets”:

Digital assets and related derivatives may be traded on platforms that are unregulated, highly fragmented and often located outside the U.S. As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation (including using social media to promote digital assets in a way that artificially increases the price of such digital assets). Investors may be more exposed to the risk of theft, fraud and market manipulation than when investing in more traditional asset classes. Some digital asset ~~exchanges~~platforms have curtailed their activities, stopped operating or permanently shut down, and other digital asset ~~exchanges~~platforms

Ms. Lisa Larkin	July 29, 2024

may do so in the future due to fraud, theft, disruption, technical glitches, hackers, malware or security compromises, failures in the underlying blockchain, ledger or software, or actions by governments and regulators. Although the Company does not invest directly in digital assets, events impacting the price of digital assets across all digital asset trading platforms could impact the price and market for such digital assets, and therefore the performance of the Company. Investors in digital assets may have little or no recourse should such events occur and could suffer significant losses. Further, digital assets are not maintained in traditional custodial arrangements, and instead are typically held in “wallets,” which are public digital addresses accessible only by “private keys” of an Investment Fund. If a private key is stolen, lost, damaged or destroyed, the Investment Fund’s digital assets attributable to such private key may be irreversibly lost without the possibility of recovery. Certain Investment Funds may not maintain custody of their private keys, and digital assets may be held in wallets located on digital asset ~~exchanges~~platforms, digital wallets of service providers of the Investment Funds or in “cold storage” (held in a device without connectivity to the Internet or on paper). Such manners of storage can pose challenges for the Investment Funds’ compliance with regulatory obligations concerning custody of client assets, are subject to significant third-party and/or counterparty risk and increase the risk of fraud, theft or loss compared to traditional custodial arrangements.

Comment 9(c)	Please disclose that crypto asset trading platforms are or may become subject to enforcement actions by regulatory authorities.

Response 9(c)	The Company has revised the disclosure under “Investment Related Risks – Digital Assets” as follows; please also see Appendix B for a reproduction of all of the revised disclosure under “Investment Related Risks – Digital Assets”:

Federal, state or foreign governments may restrict the use and exchange of digital assets at any time, and regulators in the U.S. and other jurisdictions have taken enforcement actions against, and continue to scrutinize, various digital asset participants and practices, including digital asset trading platforms, digital asset networks, digital asset users and the digital asset spot market.

Comment 9(d)	Please describe the importance of the consensus mechanism of a public, permission-less blockchain and disclose that the consensus mechanism may be vulnerable to attacks such as transaction censorship and block re-ordering that impair the integrity of the record of ownership of crypto assets.

Ms. Lisa Larkin	July 29, 2024

Response 9(d)	The Company has added the following disclosure under “Investment Related Risks – Digital Assets”; please also see Appendix B for a reproduction of all of the revised disclosure under “Investment Related Risks – Digital Assets”:

New bitcoin is created by “mining.” Miners use specialized computer software and hardware to solve a highly complex mathematical problem presented by the bitcoin protocol. The first miner to successfully solve the problem is permitted to add a block of transactions to the bitcoin blockchain. The new block is then confirmed through acceptance by a majority of participants who maintain versions of the blockchain on their individual computers. Miners that successfully add a block to the bitcoin blockchain are automatically rewarded with a fixed amount of bitcoin for their effort plus any transaction fees paid by transferors whose transactions are recorded in the block. This reward system is the means by which new bitcoin enter circulation and is the mechanism by which versions of the blockchain held by users on a decentralized network are kept in consensus. New ether is created when ether “validators” use their stake on the ethereum network to participate in the consensus mechanism, which records and verifies every ether transaction on the ethereum blockchain. The consensus mechanism may be vulnerable to attacks such as transaction censorship and block re-ordering that impair the integrity of the record of ownership of crypto assets.

Comment 9(e)	Please also disclose that a blockchain’s protocol, including the code of any smart contracts running on a blockchain, can be exploited by attackers.

Response 9(e)	The Company has added the following disclosure under “Investment Related Risks – Digital Assets”; please also see Appendix B for a reproduction of all of the revised disclosure under “Investment Related Risks – Digital Assets”:

As a digital asset, crypto is subject to the risk that malicious actors can exploit flaws in its code (including any smart contracts running on a blockchain) or structure, or that of digital asset trading venues, that could allow them to, among other things, steal crypto held by others, control the blockchain, steal personally identifying information or issue significant amounts of crypto in contravention of the relevant protocol. The occurrence of any of these events is likely to have a significant adverse impact on the price and liquidity of crypto and crypto futures contracts.

Ms. Lisa Larkin	July 29, 2024

Comment 9(f)	Please disclose that proposed changes to a blockchain’s protocol may not be adopted by a sufficient number of users and validators or users and miners which may result in competing blockchains with different native crypto assets and sets of participants (also known as a “fork”).

Response 9(f)	The Company has added the following disclosure under “Investment Related Risks – Digital Assets”; please also see Appendix B for a reproduction of all of the revised disclosure under “Investment Related Risks – Digital Assets”:

The open-source nature of the ethereum protocol and the bitcoin protocol permits any developer to review the underlying code and suggest changes. If some users, validators or miners adopt a change while others do not and that change is not compatible with the existing software, a fork occurs. Several forks have already occurred in the bitcoin network and the ethereum network resulting in the creation of new, separate digital assets. The determination of which fork will be considered bitcoin for purposes of the Bitcoin Reference Rate and which fork will be considered ether for purposes of the CME CF Ether Reference Rate is determined by CF Benchmarks’ Hard Fork Policy. Forks and similar events could adversely affect the price and liquidity of ether and bitcoin and the value of the Company’s investment in certain Investment Funds.

Comment 9(g)	Also, with regard to ethereum, discuss the exploitation of the DAO in June 2016, how it was addressed and its consequences for the blockchain, including the resulting hard fork. Explain how the value of ether’s futures contracts and bitcoin’s futures contracts may be impacted by an exploit. Please explain the common challenges that public, permission-less blockchains face in terms of performance, such as scalability.

Response	The Company has added the following disclosure under “Investment Related Risks – Digital Assets”; please also see Appendix B for a reproduction of all of the revised disclosure under “Investment Related Risks – Digital Assets”:

In April 2016, a decentralized autonomous organization, known as “the “DAO” launched on the ethereum network. Decentralized autonomous organizations operate on smart contracts which form a foundational framework that dictates how the organization will operate. In exchange for ether, the DAO created DAO Tokens (proportional to the amount of ether paid) that were then assigned to the ethereum blockchain address of the person or entity remitting the ether. A DAO Token granted the DAO Token holder certain voting and ownership rights in the DAO. In June 2016, the DAO smart contract code was hacked, resulting in approximately one-third of the total ether raised in the DAO’s offering being

Ms. Lisa Larkin	July 29, 2024

diverted to an ethereum blockchain address controlled by the attacker, an unknown individual or group. In response to the attack, and upon a vote of ethereum community members, a “hard fork” was implemented which had the effect of transferring all of the funds raised (including those held by the attacker) from the DAO to a recovery address, where DAO Token holders could exchange their DAO Tokens for ether. Any DAO Token holders who adopted the hard fork could exchange their DAO Tokens for ether and avoid any loss. The permanent hard fork resulted in two different versions of the ethereum blockchain: ethereum and ethereum classic.

Comment 9(h)	Disclose that further development and use of a blockchain for its intended purpose may be substantially dependent on “Layer 2” solutions. Briefly describe Layer 2 networks and any risks or challenges that they may pose.

Response 9(h)	The Company has added the following disclosure under “Investment Related Risks – Digital Assets”; please also see Appendix B for a reproduction of all of the revised disclosure under “Investment Related Risks – Digital Assets”:

The ethereum blockchain has at times experienced material network congestion, high transaction fees and other scalability challenges. Although the Ethereum Foundation, a non-profit organization that is dedicated to supporting ethereum and related technologies, has proposed various updates to the ethereum blockchains protocol to address these challenges, to date they have been primarily addressed by so-called “layer 2” solutions. Layer 2 networks generally require users to “lock” ether into the layer 2 network in order to benefit from their efficiencies, thereby making the locked ether unavailable to transfer on the underlying blockchain or within other layer 2 networks. While these solutions have, in the past, reduced fees and increased transaction times, they result in the actions of development teams whose interests may not be aligned with that of the greater ethereum community. Further, there is no guarantee that these layer 2 solutions will continue to be effective or that users and investors in public blockchains will not determine that blockchains without scalability issues or a reliance on layer 2 solutions are preferable. There is a risk that multiple layer 2 solutions will not be compatible with each other or the underlying blockchain network, or that a layer 2 solutions, if not implemented correctly, could compromise the security or decentralization of the underlying blockchain network.

Ms. Lisa Larkin	July 29, 2024

Bitcoin’s use as an alternative payment system currently is, and is expected to continue to be, reliant on layer 2 networks that reduce transaction times and transaction fees otherwise applicable to transfers of bitcoin. There is no guarantee that these solutions will continue to be available or that they will adequately reduce transaction times and fees to a degree comparable to other public blockchains that serve as alternative payment systems. There is a risk that multiple layer 2 solutions will not be compatible with each other or the underlying blockchain network or that a layer 2 solutions, if not implemented correctly, could compromise the security or decentralization of the underlying blockchain network.

Comments Related to the Company’s Sub-Fund

Comment 10	Please disclose that “subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Company.

Response 10	The Company has added the following disclosure at the end of the final paragraph under “Summary of Tax Aspects”:

The term “subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Company.

Comment 11	Please disclose that the Company complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), governing investment policies (Section 8) on an aggregate basis with the Sub-Fund.

Response 11	The Company hereby confirms that it complies with Section 8 of the 1940 Act on an aggregate basis with the Sub-Fund. The Company’s prospectus states that the Sub-Fund will follow the same compliance policies and procedures as the Fund; therefore, the Company respectfully declines to add additional disclosure.

Comment 12	Please disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Sub-Fund so that the Company treats the Sub-Fund’s debt as its own for purposes of Section 18.

Response 12	The Company hereby confirms that it complies with Section 18 of the 1940 Act on an aggregate basis with the Sub-Fund so that the Company treats the Sub-Fund’s debt, if any, as its own. The Company’s prospectus states that the Sub-Fund will follow the same compliance policies and procedures as the Fund; therefore, the Company respectfully declines to add additional disclosure.

Comment 13	Please disclose that any investment adviser to the Sub-Fund complies with the provisions of the 1940 Act related to advisory contracts (Section 15) as if it were an adviser to the Company under Section 2(a)(20) of the 1940 Act.

Ms. Lisa Larkin	July 29, 2024

Response 13	The Company’s Adviser (SkyBridge Capital II, LLC) also serves as the investment adviser to the Sub-Fund. The Company supplementally confirms that the Company will annually renew the Sub-Fund advisory contract in connection with its annual Section 15(c) contract review process. However, the Company respectfully declines to add disclosure stating that the investment adviser to the Sub-Fund complies with Section 15 of the 1940 Act as if it were an adviser to the Company under Section 2(a)(20) of the 1940 Act. The Company respectfully notes that it includes the following disclosure: “The Adviser serves as the investment adviser to the Sub-Fund.”

Comment 14	Any investment advisory agreement between the Sub-Fund and its adviser is a material contract that should be included as an exhibit to the registration statement.

Response 14	The Company hereby confirms that the advisory agreement between the Sub-Fund and the Adviser is included as an exhibit to the Registration Statement.

Comment 15	Please disclose that each Sub-Fund complies with the provisions of the 1940 Act related to affiliated transactions and custody (Section 17). Please identify the custodian of the Sub-Fund, if any.

Response 15	The Company’s prospectus states that the Sub-Fund will follow the same compliance policies and procedures as the Fund; therefore, the Company respectfully declines to add additional disclosure stating that the Sub-Fund complies with Section 17 of the 1940 Act.

The Company hereby confirms that the custodian of the Sub-Fund is the same as the Company’s Custodian, The Bank of New York Mellon. The Company respectfully notes that the following disclosure is included under “Custodian and Escrow Agent”: The Custodian also serves as custodian to the Sub-Fund (as defined below).”

Comment 16	Please disclose if any of the Sub-Fund’s principal investment strategies or principal risks constitute any principal investment strategies or principal risks of the Company. The principal investment strategies and principal risk disclosure of a fund that invests in a subsidiary should reflect the aggregate operations of the fund and the subsidiary.

Response 16	The Company hereby confirms that the principal investment strategies and principal risk disclosures of the Company reflect the aggregate operations of the Company and the Sub-Fund.

Ms. Lisa Larkin	July 29, 2024

Comment 17	Please explain supplementally whether the financial statements of the Sub-Fund will be consolidated with those of the Company. If not, please explain.

Response 17	The Company hereby confirms that the financial statements of the Sub-Fund have been and will be consolidated with those of the Company.

Comment 18	Please confirm supplementally that the Sub-Fund and its Board of Directors will agree to inspection by the Staff of the Sub-Fund’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response 18	The Sub-Fund and its Board of Directors will agree to inspection by the Staff of the Sub-Fund’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Comment 19	Please confirm supplementally that the Sub-Fund and its Board of Directors will agree to designation of an agent for service of process in the United States.

Response 19	The Sub-Fund’s Board of Directors designated SkyBridge Capital II, LLC as the Sub-Fund’s agent for service of process in the United States.

Comment 20	If the Sub-Fund is wholly owned by the Company, please confirm that the Sub-Fund’s management fee, including a performance fee, if any, will be included in “Advisory Fee” in the Company’s fee table and the Sub-Fund’s expenses will be included in “Other Expenses” in the Company’s fee table.

Response 20	The Company so confirms.

Comment 21	Please disclose that the Company does not currently intend to create or require primary control of any entity that primarily engages in investment activities in securities or other assets other than entities wholly owned by the Company.

Response 21	The Company has added the following disclosure at the end of the final paragraph under “Summary of Tax Aspects”:

The Company does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than wholly-owned subsidiaries of the Company.

Ms. Lisa Larkin	July 29, 2024

Comments Related to Carbon Offsets

Comment 22	Disclosure on page 28 states, “The Company may use its assets to offset the carbon footprint associated with the Company’s exposure to Bitcoin and other digital assets.” Please supplementally confirm whether the offset of the carbon footprint could be considered a fee. Will the Company disclose how much it anticipates will go toward the offsets? And will the Company disclose how much it has spent on offsets annually or semi-annually?

Response 22	The Company has reviewed this disclosure and determined that it does not intend to purchase carbon credits or otherwise offset the carbon footprint associated with the Company’s exposure to bitcoin and other digital assets. The Company has therefore deleted this disclosure and deleted similar disclosure under the section “Investment Program – Investment Strategies – Digital Assets.”

Comment 23	The Staff references the disclosure in the sixth paragraph under “Investment Related Risks – Digital Assets” on page 49. Please revise this paragraph using plain English. Please explain who the counterparty would be, what relevance the counterparty has to the Company’s strategies, and what is meant by “retire carbon credits necessary to account for the estimated carbon emissions associated with certain digital assets.”

Response 23	For the reasons set forth in Response 22, the Company has deleted the referenced paragraph.

Comments Related to Investment Policies and Restrictions

Comment 24	Disclosure on page 60 under “Investment Policies and Restrictions” states, “In applying the investment restrictions and other policies described in this Prospectus, the Company will not aggregate its investments and transactions with those of the underlying Investment Funds. Therefore, the Company will not “look through” to the investments and trading activity of the Investment Funds.” Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying funds when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Company will consider the investments of the Investment Funds when determining the Company’s compliance with its concentration policies.

Response 24	In response to the Staff’s comment, the Company has revised the disclosure under “Investment Policies and Restrictions” as follows:

Ms. Lisa Larkin	July 29, 2024

Therefore, the Company will not “look through” to the investments and trading activity of the Investment Funds; however, in applying the Company’s 25% limitation on investment in a single industry, the Company will consider the investment policies of the Investment Funds with respect to specific industry concentrations or industry-oriented investment strategies. The Company will not, however, and does not expect to have sufficient portfolio holdings information with respect to each Investment Fund’s underlying portfolio positions to, apply or monitor an industry concentration policy on a look-through basis.

Comment 25	With regard to the first investment restriction under “Investment Policies and Procedures,” as required by Instruction 1 to Item 8.2.b.2 of Form N-2, please add in an explanatory paragraph a notation that the Company will not invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities, of issuers engaged in any single industry or group of industries.

Response 25	The Company has revised the disclosure as follows:

With respect to the investment restriction relating to the concentration of investments set forth in (1) above, the Investment Company Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. The policy set forth in (1) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities (including, for the avoidance of doubt, U.S. agency mortgage-backed securities); securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; securities of foreign governments; and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country. The policy also will be interpreted to give broad authority to the Company as to how to classify issuers within or among industries or groups of industries. For purposes of this policy, digital assets are considered a type of investment and not an industry. As of the date of this Prospectus, the Company is not aware of a commonly used set of industry classifications for digital assets. For purposes of its concentration policy, the Company considers the following digital asset segments to be separate industries: (i) Peer-to-Peer Digital Payment, (ii) Blockchain for Applications, (iii) Financial Services, (iv) Information Technology and (v) Social and Medias.

Ms. Lisa Larkin	July 29, 2024

Comment 26	Disclosure on page 61 under “Investment Policies and Restrictions” states, “The policy also will be interpreted to give broad authority to the Company as to how to classify issuers within or among industries or groups of industries. For purposes of this policy, digital assets are considered a type of investment and not an industry. As of the date of this Prospectus, the Company is not aware of a commonly used set of industry classifications for digital assets. For purposes of its concentration policy, the Company considers the following digital asset segments to be separate industries: (i) Peer-to-Peer Digital Payment, (ii) Blockchain for Applications, (iii) Financial Services, (iv) Information Technology and (v) Social and Medias.” The Staff believes that direct and indirect investments in crypto assets fall within the Company’s concentration policy, and as such its concentration policy must account for these investments. To the extent it is expected that such investments will constitute 25% or more of the value of the Company’s total assets, please explain why the Company’s fundamental investment policy regarding concentration should not be revised to address these investments. The Staff notes that a fund may categorize its investments in any reasonable industry as appropriate.

Response 26	The Company respectfully notes that the 1940 Act does not define the phrase “industry or group of industries” nor has the SEC done so. Former Guide 19 to Form N-1A stated that a registrant “may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”[1] The SEC has indicated that although it was repealed in 1998, Guide 19 is still instructive on this issue.[2] Further, although no longer in effect, the preamble to the Guidelines for Form N-2 stated, “The Guidelines to Form N-1A are also applicable to Form N-2 unless the context dictates otherwise.”[3]

The Company believes that it employs a reasonable definition of “industry or group of industries” for purposes of identifying the industries in which the Company invests, and the Company is of the view that these classifications are not so broad that the primary economic characteristics of the companies in a single class are

[1]	See Guide 19 to Form N-1A, Release No. IC-13436, 48 FR 37928 (August 22, 1983).
[2]

See Brief for Securities and Exchange Commission as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp., Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010) at 8 and 9; SEC Release No. IC-29776 (August 31, 2011), footnote 167 and accompanying text.

[3]	See Guidelines for Form N-2, Release No. IC-19115, Fed. Sec. L. Rep. Vol. 57 No. 231, at 56,852 (December 1, 1992).

Ms. Lisa Larkin	July 29, 2024

materially different. The term “crypto asset” does not map to a specific industry. Crypto assets can be linked to or used for various underlying activities. For example, one company can hold bitcoin as a means of storing value. Another company can use blockchain to orchestrate the deployment of wireless networks to provide low-cost cellular coverage. Both projects have a tradable digital token, and holding an interest in each company could be considered holding a “crypto asset.” However, the underlying activity of each company is different in the same way that an investment in a bank is different than an investment in a telephone company. Such investments would not be considered to be within the same industry or group of industries, and thus neither should the investment in a company that holds bitcoin as a means of storing value and the investment in a company that used blockchain to orchestrate the deployment of wireless networks.

Moreover, blockchain can be incorporated into a variety of different business models, including a company seeking to disrupt the corporate travel supply chain, a company tracking shipments of pharmaceuticals, or a company building global street maps to compete with Google maps. Other applications include video games, supply chain management, healthcare, real estate, digital identity, intellectual property and copyrights, energy trading, insurance, government and the public sector, insurance, logistics and transportation. These diverse applications, or activities underlying a “crypto asset,” do not share the same primary economic characteristics any more than a telephone company and a bank do. What they do share, however, is a common technology architecture. The manner in which a business uses this common technology architecture gives rise to the economic characteristics of the business using that architecture. The Company therefore believes that it is reasonable to look to the primary economic characteristics of the business using blockchain technology architecture, or the activity underlying the “crypto asset,” to determine its industry classification.

Moreover, the Company believes that this is akin to the SEC Staff’s view with regard to asset-backed securities that a registrant could consider the nature of an asset-backed security’s underlying receivable to determine industry classification for concentration purposes.[4] The Company believes that it is appropriate to approach various types of crypto assets in a similar manner; i.e., to consider the underlying activity or use of the crypto asset to determine its industry classification.

[4]	See, e.g., Pioneer Securitized Income Fund, Comment Response Letter, (October 24, 2019); Angel Oak Strategic Credit Fund, Comment Response Letter (August 29, 2018).

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Additionally, with respect to bitcoin, the Company views bitcoin as digital property and notes that bitcoin has been designated as a commodity by the U.S. Commodity Futures Trading Commission. Bitcoin provides a store of value and a counterweight to fiat currency debasement and is often characterized as digital gold. The Company therefore considers bitcoin to preserve wealth and store value due to its portability, divisibility, digital storage, transaction speed, transparency, predictable supply, inflation resistance and accessibility, and not to be representative of, or be a part of, any industry or group of industries.

The Company therefore believes that its existing grouping of business activities and uses of underlying digital assets is reasonable and consistent with SEC guidance on the topic of industry concentration.

Comments Related to Conflicts of Interest

Comment 27	Disclosure under “Relationship with Adviser, Placement Agents and Certain Third Parties” on page 80 states, “Further, the Adviser, its personnel and the Principal Underwriter have entered into, and may in the future enter into, agreements with certain third-party investment managers pursuant to which the Adviser, its personnel and Principal Underwriter are eligible to receive compensation for referring investors to such investment managers. Thus, the Adviser and the Principal Underwriter may have a conflict between their interest in advising such persons for the benefit of such investors and their interest in receiving or continuing to receive such compensation.” Please supplementally explain this arrangement in detail, including how it is consistent with fiduciary duties, and provide the agreements as material contracts.

Response 27	The Adviser uses the services of Hastings Capital Group, LLC (“Hastings”), an affiliated broker-dealer duly registered pursuant to the Securities Exchange Act of 1934 and a member in good standing of the Financial Industry Regulatory Authority, which is primarily owned by Anthony Scaramucci but operated separately from the Adviser, principally to facilitate the distribution of the Company and SkyBridge G II Fund, LLC (“G II”). As such, Hastings has been appointed to serve as the principal underwriter of the Company and G II. Hastings has the authority to sell shares directly and to appoint third party placement agents to assist it in selling shares of the Company and G II on a “reasonable best efforts” basis. The Adviser may also use the services of Hastings to facilitate the distribution of other SkyBridge funds at the Adviser’s discretion, and Hastings has been engaged by third-party funds, including Investment Funds, and including on an execution-only

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basis. Hastings receives compensation for providing placement services for Investment Funds. Hastings will receive customary fees based upon the nature and extent of the services provided, which fees Hastings may waive, and will be indemnified by, and will indemnify, the relevant counterparty on customary terms with respect to its services. From time to time, the Adviser may also enter into referral arrangements where the Adviser is compensated for referring advisory clients to investment managers, including Investment Managers of Investment Funds. These arrangements are consistent with fiduciary duties because the Adviser, Hastings and their personnel, as applicable, act in the best interest of their clients and do not receive compensation as a result of these arrangements that is higher than the compensation that they would receive in an arms’ length transaction.

Additionally, Hastings represents a separate and distinct Skybridge business line from the Adviser and, as described in further detail in Response 28, the Adviser operates separate and distinct business lines from its investment advisory business. These placement and/or referral services are part of such separate and distinct Skybridge business lines and are not contingent on the Company’s investment in any Investment Manager’s respective Investment Fund, and vice versa. The Adviser’s conflict mitigation strategies in this regard are described in Response 28.

The Company does not view these placement or referral agreements as material agreements of the Company and therefore respectfully declines to file them in response to Item 25 of Form N-2.

Comment 28	Disclosure under “Management of the Company” on page 84 states, “Situations may exist or arise where the Company has or makes an investment in a company (or an affiliate of a company) to which such consulting and/or marketing services are provided, or in an Investment Fund to which such consulting and/or marketing services are provided to the Investment Fund’s Investment Manager or an affiliate thereof. Any such investment is or would be the result of the Adviser’s independent evaluation of the merits of such an investment, taking into account the Company’s investment objective and strategy and portfolio positioning, and without regard to the separate services provided by SkyBridge or its affiliates or the compensation received by SkyBridge or its affiliates in connection therewith. To the extent the Adviser determines appropriate, conflict mitigation strategies may be put in place with respect to a particular circumstance.” Please supplementally explain how the activities that are described are consistent with Section 17 of the 1940 Act and Rule 17d-1 thereunder. Is exemptive relief required? Please explain how the adviser’s discretion is aligned with its fiduciary duties and what is meant by “conflict mitigation”, including the circumstances under which such strategies will be used.

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Response 28	From time to time, SkyBridge, its affiliates and/or its principals are engaged to perform consulting services in the crypto ecosystem to facilitate the growth of third-party projects and initiatives and may be compensated for such services by the issuance of virtual currency tokens or cash payments. Further, SALT Venture Group, LLC (“SALT”), a company affiliated with SkyBridge, hosts large investment conferences in the U.S. and abroad. Conferences typically include participation by numerous thought leaders, public policy officials, business professionals, investors and money managers from around the world. Certain Investment Managers of the Company’s Investment Funds participate in SALT conferences as paying guests, speakers or event sponsors. SkyBridge’s consulting and marketing business line is distinct and separate from SkyBridge’s investment advisory business line.

As noted in the disclosure, the Company has investments in certain Investment Funds the Investment Managers of which have a consulting and/or marketing relationship with SkyBridge, its affiliates and/or its principals. Entry into such consulting and/or marketing arrangements with an Investment Manager is not contingent on the Company’s investment in the Investment Manager’s respective Investment Fund, and vice versa. Skybridge’s consulting and marketing business is operated separately from and without regard to its investment advisory business, and these consulting and/or marketing relationships are not entered into with Investment Managers, or negotiated, at the same time as an investment in any Investment Manager’s Investment Fund. Further, Skybridge’s investment research analysts, who are responsible for evaluating potential investments and making investment recommendations, are not made aware of any such consulting and/or marketing agreements. To the extent that the Adviser believes that an investment in an Investment Fund that has an Investment Manager with whom SkyBridge, its affiliates and/or its principals has entered into a consulting and/or marketing relationship, the Adviser evaluates such investment on its own merits and in a manner consistent with its fiduciary duties to the Company. The fees for such consulting and/or marketing arrangements are at market rates, without regard to whether the Company has invested in an Investment Fund of the relevant Investment Manager.

With regard to the portion of the Staff’s comment concerning conflict mitigation, the Company notes that it undertakes such strategies each time that (i) the Company considers whether to invest in an Investment Fund that has an Investment Manager with whom SkyBridge, its affiliates and/or its principals has entered into a consulting and/or

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marketing relationship or (ii) SkyBridge, its affiliates and/or its principals consider whether to enter into a consulting and/or marketing relationship with an Investment Manager where the Company has invested in such Investment Manager’s Investment Fund. For example, as a conflict mitigation strategy, SkyBridge, its affiliates and/or its principals have not, and in the future would not, negotiate or enter into consulting and/or marketing agreements with Investment Managers less than ninety days before or after the Company makes an investment in an Investment Manager’s Investment Fund. In addition, SkyBridge may in some instances determine to terminate (or decline to extend) a consulting and/or marketing arrangement if it determines that a material conflict of interest exists. Further, to determine consistency with SkyBridge’s policies and procedures, the SkyBridge Fiduciary Committee meets regularly to review allocation decisions, including cases where the Adviser decides that the Company will invest in an Investment Fund that has an Investment Manager with whom SkyBridge, its affiliates and/or its principals has entered into a consulting and/or marketing relationship.

The Company therefore believes these activities are consistent with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

Additional Comments

Comment 29	Disclosure under “Conflicts of Interest” on page 13 states, “The Adviser is also the investment adviser to, or otherwise the sponsor of, other investment funds and accounts that invest in hedge funds, private funds, single asset funds, digital assets, private companies, public equities and other alternative investments.” Please supplementally confirm and revise the disclosure to explain the meaning of “single asset funds.”

Response 29	The Company confirms that “single asset funds” are funds that invest in a single security, transaction, or acquisition. The Company has revised disclosure as follows:

The Adviser is also the investment adviser to, or otherwise the sponsor of, other investment funds and accounts that invest in hedge funds, private funds, ~~single asset~~ funds that invest in a single commodity, security, transaction or acquisition, digital assets, private companies, public equities and other alternative investments.

Comment 30	Disclosure under “Redemptions and Repurchases of Shares by the Company” on page 15 states, “Each such repurchase offer generally will apply to 5-25% of the net assets of the Company.” Please confirm supplementally whether the percentage range recently changed. If so, please supplementally confirm whether the percentage range is a fundamental policy and whether a shareholder vote was held to approve the change.

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Response 30	The Company confirms that the range as publicly disclosed in the Company’s Registration Statement changed from 10-20% of net assets of the Company to 5-25% of the net assets of the Company in May 2022. From the Company’s inception in 2002 until June 2020, the range as publicly disclosed in the Company’s Registration Statement was 5-25% of the net assets of the Company. From June 2020 until May 2022, the range as publicly disclosed in the Company’s Registration Statement was 10-20% of net assets of the Company. Beginning in May 2022 through present, the range as publicly disclosed in the Company’s Registration Statement is 5-25% of net assets of the Company.

The percentage range of net assets of the Company for the Company’s repurchase offers is not a fundamental policy of the Company because it conducts tender offers pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, and is not an interval fund that conducts repurchase offers pursuant to Rule 23c-3 under the 1940 Act. A shareholder vote was not required for this change, and therefore a shareholder vote was not taken.

Comment 31	With respect to the Powers of Attorney included in Exhibits 2(k)(5), 2(k)(6), 2(k)(7) and 2(k)(8) in the Part C, please file updated Powers of Attorney to reflect the Company’s updated name.

Response 31	The Company hereby confirms that the updated Powers of Attorney reflecting the Company’s updated name will be filed with the Registration Statement.

* * *

Please do not hesitate to call me at (617) 778-9001 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Respectfully submitted,

/s/ Kenneth E. Burdon
Kenneth E. Burdon

cc:	Marie Noble, Esq.

Rajib Chanda, Esq.

Ms. Lisa Larkin	July 29, 2024

Appendix A

~~Cryptocurrency and~~ Digital Assets. Investment Managers may pursue a variety of investment strategies in managing digital assets of an Investment Fund, and the Company may invest in Investment Funds that provide access to a particular digital asset or assets without a discretionary investment strategy. The Company may also invest in Investment Funds whose Investment Managers have discretion to manage a diversified portfolio of digital assets. The Company and Investment Funds may hold long and short positions in digital assets. The Company and Investment Funds may also invest in securities of companies related, in whole or in part, to digital assets or digital asset technologies (including digital asset miners, payment technologies, digital security, or crypto trading platforms~~exchanges~~), or that otherwise have direct or indirect exposure to emerging technologies. Investment Funds may invest in derivative contracts on digital assets, including cryptocurrency swap agreements, for hedging purposes and non-hedging purposes. ~~The Company may use its assets to offset the carbon footprint associated with the Company’s exposure to Bitcoin and other digital assets.~~See “Investment Related Risks – Digital Assets.”

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Appendix B

Digital Assets. Investment Funds may hold long and short positions in digital assets. The term “digital assets,” as used herein (also known as “virtual currencies,” “cryptocurrencies,” “coins” or “tokens” or similar terms), means assets that are issued and/or transferred using technological innovations such as distributed ledger or blockchain technology and include, but are not limited to, ~~B~~bitcoin and ~~E~~ethereum. Although some digital assets have been called “cryptocurrencies,” they are not widely accepted as a means of payment. Digital assets have no intrinsic value other than as a method of exchange and are not based on a tangible commodity, security, contractual right or legal obligation. Digital assets have limited history and typically are not issued or backed by any government, bank or central organization. Over their short history, digital assets have in the past experienced, and may continue to experience, tremendous price volatility compared to traditional asset classes and significant illiquidity in stressed market conditions. Such volatility may mean that, over time, the percentage of the Company’s portfolio providing exposure to digital asset investments could vary significantly. The values of digital assets may not ~~should not be expected to~~ be connected or correlated to traditional economic or market forces, and the value of the investments of Investment Funds in digital assets could decline rapidly, including to zero. Trading and investing in digital assets or assets linked to digital assets may be speculative and are may generally not be based in on fundamental investment analysis. An Investment Manager may pursue a variety of investment strategies in managing digital assets of an Investment Fund, and the Company may invest in Investment Funds that provide access to a particular digital asset or assets without a discretionary investment strategy. The Company may also invest in Investment Funds whose Investment Managers have discretion to manage a diversified portfolio of digital assets. Investment Funds may invest in digital assets without restriction as to market capitalization or technological features or attributes (including lesser-known or novel digital assets known as “altcoins”) and may invest in initial coin offerings, which have historically been subject to fraud.

Bitcoin is the native token on the bitcoin network. As with other crypto assets, bitcoin and the bitcoin blockchain have been designed to support a number of applications and use cases. For bitcoin, these include serving as a medium of exchange (e.g., digital cash) and as a durable store of value (e.g., digital gold). The bitcoin network’s uses and capabilities are narrower when compared to the ethereum network, which facilitates smart contracts and the issuance of other non-native tokens.

Ether is the native token on the ethereum network, but users may create additional tokens, the ownership of which is recorded on the ethereum network. As with other crypto assets, ether and the ethereum blockchain have been designed to support a number of applications and use cases. For ether, these include: serving as a medium or exchange and a durable store of value, facilitating the use of smart contracts and decentralized products and platforms, permitting the issuance and exchange of non-native tokens (including non-fungible tokens and asset-backed tokens) and supporting various “layer 2” projects (as discussed below). Compared to the bitcoin network, which is solely intended to record the ownership of bitcoin, the intended uses of the ethereum network are broader.

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During certain periods, the spot price movements of ether and bitcoin generally have been correlated, and during such periods, the spot prices of ether have generally been more volatile than the spot prices of bitcoin (i.e., rising more than the spot prices of bitcoin on days that the spot prices of bitcoin rise and falling more than bitcoin on days that the spot prices of bitcoin fall). During other periods, this correlation and relative volatility has not historically been observed. There is no guarantee that any of these trends will continue or that the prices of ether or bitcoin will be dependent upon, or otherwise related to, each other or that the relative volatility of spot bitcoin and spot ether will continue. Moreover, such correlation and relative volatility may not be observed depending upon the chosen historical measurement period.

New bitcoin is created by “mining.” Miners use specialized computer software and hardware to solve a highly complex mathematical problem presented by the bitcoin protocol. The first miner to successfully solve the problem is permitted to add a block of transactions to the bitcoin blockchain. The new block is then confirmed through acceptance by a majority of participants who maintain versions of the blockchain on their individual computers. Miners that successfully add a block to the bitcoin blockchain are automatically rewarded with a fixed amount of bitcoin for their effort plus any transaction fees paid by transferors whose transactions are recorded in the block. This reward system is the means by which new bitcoin enter circulation and is the mechanism by which versions of the blockchain held by users on a decentralized network are kept in consensus. New ether is created when ether “validators” use their stake on the ethereum network to participate in the consensus mechanism, which records and verifies every ether transaction on the ethereum blockchain. The consensus mechanism may be vulnerable to attacks such as transaction censorship and block re-ordering that impair the integrity of the record of ownership of crypto assets.

As a digital asset, crypto is subject to the risk that malicious actors can exploit flaws in its code (including any smart contracts running on a blockchain) or structure, or that of digital asset trading venues, that could allow them to, among other things, steal crypto held by others, control the blockchain, steal personally identifying information or issue significant amounts of crypto in contravention of the relevant protocol. The occurrence of any of these events is likely to have a significant adverse impact on the price and liquidity of crypto and crypto futures contracts.

The open-source nature of the ethereum protocol and the bitcoin protocol permits any developer to review the underlying code and suggest changes. If some users, validators or miners adopt a change while others do not and that change is not compatible with the existing software, a fork occurs. Several forks have already occurred in the bitcoin network and the ethereum network resulting in the creation of new, separate digital assets. The determination of which fork will be considered bitcoin for purposes of the Bitcoin Reference Rate and which fork will be considered ether for purposes of the CME CF Ether Reference Rate is determined by CF Benchmarks’ Hard Fork Policy. Forks and similar events could adversely affect the price and liquidity of ether and bitcoin and the value of the Company’s investment in certain Investment Funds.

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In April 2016, a decentralized autonomous organization, known as “the “DAO” launched on the ethereum network. Decentralized autonomous organizations operate on smart contracts which form a foundational framework that dictates how the organization will operate. In exchange for ether, the DAO created DAO Tokens (proportional to the amount of ether paid) that were then assigned to the ethereum blockchain address of the person or entity remitting the ether. A DAO Token granted the DAO Token holder certain voting and ownership rights in the DAO. In June 2016, the DAO smart contract code was hacked, resulting in approximately one-third of the total ether raised in the DAO’s offering being diverted to an ethereum blockchain address controlled by the attacker, an unknown individual or group. In response to the attack, and upon a vote of ethereum community members, a “hard fork” was implemented which had the effect of transferring all of the funds raised (including those held by the attacker) from the DAO to a recovery address, where DAO Token holders could exchange their DAO Tokens for ether. Any DAO Token holders who adopted the hard fork could exchange their DAO Tokens for ether and avoid any loss. The permanent hard fork resulted in two different versions of the ethereum blockchain: ethereum and ethereum classic.

The ethereum blockchain has at times experienced material network congestion, high transaction fees and other scalability challenges. Although the Ethereum Foundation, a non-profit organization that is dedicated to supporting ethereum and related technologies, has proposed various updates to the ethereum blockchains protocol to address these challenges, to date they have been primarily addressed by so-called “layer 2” solutions. Layer 2 networks generally require users to “lock” ether into the layer 2 network in order to benefit from their efficiencies, thereby making the locked ether unavailable to transfer on the underlying blockchain or within other layer 2 networks. While these solutions have, in the past, reduced fees and increased transaction times, they result in the actions of development teams whose interests may not be aligned with that of the greater ethereum community. Further, there is no guarantee that these layer 2 solutions will continue to be effective or that users and investors in public blockchains will not determine that blockchains without scalability issues or a reliance on layer 2 solutions are preferable. There is a risk that multiple layer 2 solutions will not be compatible with each other or the underlying blockchain network, or that a layer 2 solutions, if not implemented correctly, could compromise the security or decentralization of the underlying blockchain network.

Bitcoin’s use as an alternative payment system currently is, and is expected to continue to be, reliant on layer 2 networks that reduce transaction times and transaction fees otherwise applicable to transfers of bitcoin. There is no guarantee that these solutions will continue to be available or that they will adequately reduce transaction times and fees to a degree comparable to other public blockchains that serve as alternative payment systems. There is a risk that multiple layer 2 solutions will not be compatible with each other or the underlying blockchain network or that a layer 2 solutions, if not implemented correctly, could compromise the security or decentralization of the underlying blockchain network.

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~~The Company and~~ Investment Funds may invest in derivative contracts on digital assets (such as ~~B~~bitcoin futures or option contracts) for hedging purposes and non-hedging purposes. These derivatives are subject to similar risks as their underlying digital assets, but these risks can be magnified due to the use of leverage. While digital asset trading platformsexchanges are generally open at all hours, certain derivative contracts on digital assets, such as ~~B~~bitcoin futures introduced by the CME and CBOE, trade only during normal trading hours, which may result in significant price fluctuations when trading of the derivatives contract is unavailable. Over-the-counter derivatives on digital assets are subject to the same counterparty risks as other over-the-counter derivatives contracts. Similar to digital assets, derivatives on digital assets have limited history. See “Types of Investments and Related Risks—Investment Related Risks—Derivatives” for additional information regarding the risks of derivatives transactions.

Digital assets and related derivatives may be traded on platforms~~exchanges~~ that are unregulated, highly fragmented and often located outside the U.S. As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation (including using social media to promote digital assets in a way that artificially increases the price of such digital assets). Investors may be more exposed to the risk of theft, fraud and market manipulation than when investing in more traditional asset classes. Some digital asset platforms~~exchanges~~ have curtailed their activities, stopped operating or permanently shut down, and other digital asset platforms~~exchanges~~ may do so in the future due to fraud, theft, disruption, technical glitches, hackers, malware or security compromises, failures in the underlying blockchain, ledger or software, or actions by governments and regulators. Although the Company does not invest directly in digital assets, events impacting the price of digital assets across all digital asset trading venues could impact the price and market for such digital assets, and therefore the performance of the Company. Investors in digital assets may have little or no recourse should such events occur and could suffer significant losses. Further, digital assets are not maintained in traditional custodial arrangements, and instead are typically held in “wallets,” which are public digital addresses accessible only by “private keys” of an Investment Fund. If a private key is stolen, lost, damaged or destroyed, the Investment Fund’s digital assets attributable to such private key may be irreversibly lost without the possibility of recovery. Certain Investment Funds may not maintain custody of their private keys, and digital assets may be held in wallets located on digital asset platforms~~exchanges~~, digital wallets of service providers of the Investment Funds or in “cold storage” (held in a device without connectivity to the Internet or on paper). Such manners of storage can pose challenges for the Investment Funds’ compliance with regulatory obligations concerning custody of client assets, are subject to significant third-party and/or counterparty risk and increase the risk of fraud, theft or loss compared to traditional custodial arrangements.

The Company and Investment Funds may also invest in securities of companies related, in whole or in part, to digital assets or digital asset technologies (including digital asset miners, payment technologies, digital security, or crypto trading platforms~~exchanges~~), or that otherwise have direct or indirect exposure to emerging technologies. The technologies underpinning digital assets are highly disruptive, and the future successes of such technologies

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are highly uncertain. Further, because the development of digital asset technologies is in a nascent stage, the companies in which the Investment Funds invest may be rapidly eclipsed by newer and more disruptive technological advances that render current digital assets or technologies outdated or undesirable. Because of the uncertainty of digital asset technologies, the values of the securities of these companies may be highly volatile.

In addition, the regulatory landscape for digital assets is undefined and rapidly developing. Regulation of digital assets can vary significantly among non-U.S. or U.S. federal, state and local jurisdictions and is subject to significant uncertainty. Federal, state or foreign governments may restrict the use and exchange of digital assets at any time, and regulators in the U.S. and other jurisdictions have taken enforcement actions against, and continue to scrutinize, various digital asset participants and practices, including digital asset trading platforms, digital asset networks, digital asset users and the digital asset spot market. To the extent the digital assets to which a portfolio company provides exposure are determined to be offered and sold as investment contracts, and thus as securities, certain portfolio companies may be determined to be engaging in unregistered activities and operating as unregistered investment companies, unregistered securities exchanges, or unregistered broker-dealers. In such a scenario, certain portfolio companies could become subject to additional regulatory requirements, including registration under the Investment Company Act or the Securities Exchange Act. Changes in the market or regulatory landscape could limit the ability of Investment Funds to pursue investment strategies in digital assets, or cause digital assets to lose significant, or all, of their value. Further, companies with exposure to digital assets or technologies may operate in highly regulated industries, resulting in higher regulatory scrutiny and risk of regulatory action.

~~The Company may use its assets to offset the carbon footprint associated with the Company’s exposure to Bitcoin and other digital assets. In some cases, the Company will do so by executing a verified emission reduction purchase agreement contract with a counterparty, in which the Company will pay the counterparty to retire carbon credits necessary to account for the estimated carbon emissions associated with certain digital assets, including digital assets held by certain Investment Funds. When the Company does not hold any such carbon credit (either before or after such carbon credit is retired), the transaction will be treated as an expense of the Company and will not have the opportunity for capital appreciation. While such carbon offset expenditures are unlikely to be material to the Company, the amounts expended will reduce the Company’s performance. In determining to use such offsets, the Adviser will consider the overall benefit to the Company, including the possibility of attracting better investment opportunities for the Company or attracting assets to gain further economies of scale for the benefit of the Company.~~

28